Exhibit 99.1

YM BIOSCIENCES’ SUBSIDIARY RESOLVES PROPOSED ARBITRATION WITH ONCOSCIENCE AG

MISSISSAUGA, Canada - June 29, 2009 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM, AIM:YMBA), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today reported that YM’s subsidiary, CIMYM BioSciences Inc. and Oncoscience AG have resolved the issues between the companies in a cooperative effort. CIMYM BioSciences has formally notified Oncoscience that it no longer intends to submit its application to the London Court of International Arbitration for resolution of the matters previously in dispute.

“We are pleased that CIMYM BioSciences and Oncoscience have resolved their differences amicably at a minimal cost to either party and that each are committed to cooperate fully in moving nimotuzumab forward clinically with all due deliberate speed,” said David Allan, Chairman and CEO of YM BioSciences. “The late-stage European clinical program Oncoscience is undertaking contributes significantly to the broad program being advanced by the network of cooperative relationships dedicated to the development of this important cancer drug globally.”

“Its unique safety profile and efficacy make nimotuzumab a very promising and innovative treatment option with the potential to maintain a high quality of life for patients suffering from a number of different cancer indications,” added Ferdinand Bach, CEO of Oncoscience. “I am delighted that we may now focus our combined resources exclusively on the contribution to the clinical program being undertaken globally for this promising drug. Recruitment of our Phase III trial in newly diagnosed pediatric pontine glioma has been concluded and we anticipate that recruitment in our randomised Phase III trial in adult glioblastoma grade IV will be completed in 2009. We are confident that data from these trials, along with data that will come from our placebo controlled randomised pancreatic cancer trial currently underway, in addition to data from a well diversified clinical development program being advanced internationally, will further strengthen and confirm the clinical value of nimotuzumab.”

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 18 countries. In more than 4000 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe  side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using fentanyl because patients can individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

About Oncoscience AG
Oncoscience is a private company based in Wedel, Germany founded with the goal developing treatments for rare diseases that are not being addressed by major pharmaindustrial companies. Oncoscience‘s mission and therefore the scientific benefit, lies in the research of rare diseases and the improvement of therapeutic possibilities. Oncoscience’s development program for cancer patients consist of its lead drug candidate nimotuzumab and a fusion protein that is entering the clinic this year to undergo Phase I trials. In the translational field, a first patent was granted from the Australian government at the end of 2008.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

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